(Translatic

October 5, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results (Consolidated/Non-Consolidated) for the Interim Period of the Year Ending March 31, 2008 of the Company's Subsidiary (SEGATOYS CO., LTD.)

Notice is hereby given that SEGATOYS CO., LTD., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustments to the forecasts of its consolidated and non-consolidated operating results for the interim period of the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was given at the time of publication of its financial statements on April 27, 2007, as described in the attachment hereto. The adjustment will have no significant effect on the operating results of the Company.

The Company today separately released its "Notice of Adjustments to the Forecasts of Operating Results for the Interim Period of the Year Ending March 31, 2008".

Attached material: Press release of SEGATOYS
"Notice of Adjustments to the Forecasts of Operating Results (Consolidated/Non-Consolidated) for the Interim Period of the Year Ending March 31, 2008"

- END -

dw 12/18

JASDAQ

(Translation)

October 5, 2007

Dear Sirs,

Name of Company: SEGATOYS CO., LTD.
Name of Representative: Isao Kokubun, President and Representative Director
(JASDAQ, Code No. 7842)
Further Inquiry: Yoshiharu Yamashige, Director and General Manager, Financing & Accounting Dept.
(TEL: 03-5822-6244)

Notice of Adjustments to the Forecasts of Operating Results (Consolidated/Non-Consolidated) for the Interim Period of the Year Ending March 31, 2008

Notice is hereby given that SEGATOYS CO., LTD. (the "Company") has made adjustments to the forecasts of its consolidated and non-consolidated operating results for the interim period of the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), as given at the time of publication of its "Brief Statements of Accounts for the Year Ended March 31, 2007" on April 27, 2007, as described below:

Description

1. Adjustments to the forecast of the consolidated operating results for the interim period of the year ending March 31, 2008 (from April 1, 2007 to September 30, 2007):

(1) Forecast of consolidated operating results:

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	7,500	(-) 183	(-) 200	(-) 203
Adjusted forecast (B)	7,730	(-) 380	(-) 370	(-) 390
Amount of increase or decrease (B-A)	230	(-) 197	(-) 170	(-) 187
Percent increase or decrease	3.1%	-	-	-
(For reference) Operating results for the interim period of the previous year (from April 1, 2006 to March 31, 2007)	7,821	282	263	141

(2) Reasons for the adjustments:

During the interim period under review, the Company has endeavored to improve business performance by launching new products, including "Grand Pianist" and focusing its efforts on radio-controlled toy business of Taiyo Co., Ltd., a consolidated subsidiary of the Company which was incorporated during the previous fiscal year. In the meantime, such factors as a delay in and the cancellation of the launch of some new products and slowing sales of staple toys for children in Japan depressed sales, while overseas sales increased. Consequently, consolidated net sales for the interim period under review are expected to slightly exceed the previous forecasts, amounting to ¥7,730 million. With regard to profits, principally due to an increase in overseas sales with lower gross margins, operating loss, ordinary loss and net loss are expected to amount to ¥380 million, ¥370 million and ¥390 million, respectively.

2. Adjustment to the forecast of the non-consolidated operating results for the interim period of the year ending March 31, 2008 (from April 1, 2007 to September 30, 2007):

(1) Forecast of non-consolidated operating results:

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	6,500	(-) 139	(-) 150	(-) 152
Adjusted forecast (B)	6,650	(-) 360	(-) 350	(-) 370
Amount of increase or decrease (B-A)	150	(-) 221	(-) 200	(-) 218
Percent increase or decrease	2.3%	-	-	-
(For reference) Operating results for the interim period of the previous year (from April 1, 2006 to March 31, 2007)	7,785	289	270	148

(2) Reasons for the adjustments:

During the interim period under review, the Company has endeavored to improve business performance by launching new products, including "Grand Pianist", specifically. In the meantime, such factors as a delay in and the cancellation of the launch of some new products and slowing sales of staple toys for children in Japan depressed sales, while overseas sales increased. Consequently, non-consolidated net sales for the interim period under review are expected to slightly exceed the previous forecasts, amounting to ¥6,650 million. With regard to profits, principally due to an increase in overseas sales with lower gross margins, operating loss, ordinary loss and net loss are expected to amount to ¥360 million, ¥350 million and ¥370 million, respectively.

The forecasts of its whole-year consolidated and non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which are currently in

review by taking into consideration the results for the interim period, will be publicized as soon as they become available.

* The above forecasts of operating results are made based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -

(Translation)

October 31, 2007

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008 of the Company's Subsidiary (SEGATOYS CO., LTD.)

Notice is hereby given that SEGATOYS CO., LTD., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustments to the forecasts of its whole-year consolidated and non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was given at the time of publication of its financial statements on April 27, 2007, as described in the attachment hereto.

The adjustments will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

Attached material: Press release of SEGATOYS "Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008"

- END -

JASDAQ

(Translation)

October 31, 2007

Dear Sirs,

Name of Company: SEGATOYS CO., LTD.
Name of Representative: Isao Kokubun,
President and Representative Director
(JASDAQ, Code No. 7842)
Further Inquiry: Yoshiharu Yamashige,
Director and General Manager,
Financing & Accounting Dept.
(TEL: 03-5822-6244)

Notice of Adjustment to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008

Notice is hereby given that SEGATOYS CO., LTD. (the "Company") has made adjustment to the forecasts of its whole-year consolidated and non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), as given at the time of publication of its "Brief Statements of Accounts for the Year Ended March 31, 2007" on April 27, 2007, as described below:

Description

1. Adjustment to the forecast of the whole-year consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

(1) Forecast of consolidated operating results:

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	17,500	677	650	340
Adjusted forecast (B)	17,500	302	300	116
Amount of increase or decrease (B-A)	0	(-) 375	(-) 350	(-) 224
Percent increase or decrease	0%	(-) 55.4%	(-) 53.8%	(-) 65.9%
(For reference) Operating results for the previous year (from April 1, 2006 to March 31, 2007)	15,206	333	284	114

(2) Reasons for the adjustments:

The Company is aggressively conducting sales promotional activities towards the year-end and new-year selling season, the most significant in the industry. In its family entertainment-related business, in the meantime, the Company has launched new products vigorously and sales of products in the "idog" series are expected to be strong overseas. In its NEW content-related business, sales of "Dinosaur King D-Kids Adventure" series, "Bakugan" series, which have shown signs of having a success overseas, and radio-controlled toy-related products by Taiyo Co., Ltd., a subsidiary of the Company incorporated in February 2007, are expected to see favorable results. On the other hand, however, in its edutainment-related business, sales of intellectual training toys "Advanced PICO Beena" have been poor. In its family entertainment-related business, sales are expected to level off in Japan due to a delay in and the cancellation of the launch of some new products arising from production issues. In its other businesses, sales of AM equipment, toys in capsules, candy-toys and licenses are expected to fall below the initial projections. Consequently, consolidated net sales for the whole fiscal year under review are not expected to vary from the previous forecasts.

With regard to the whole-year consolidated profits, in the NEW content-related business and in Taiyo Co., Ltd., profits are expected to exceed the previous forecasts. However, due to poor sales in its edutainment-related business, as well as an increase in promotion costs attributable to the expansion of sales of entertainment toys for adults through a new channel in Japan and slimmer profit margins arising from an increase in overseas sales with lower margins, profits are expected to substantially fall below the initial projections. As a result, operating income and ordinary income are expected to amount to ¥302 million and ¥300 million, respectively. Net income is expected to amount to ¥116 million.

2. Adjustments to the forecast of the whole-year non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

(1) Forecast of non-consolidated operating results:

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	15,500	617	600	310
Adjusted forecast (B)	15,000	193	200	96
Amount of increase or decrease (B-A)	(-) 500	(-) 424	(-) 400	(-) 214
Percent increase or decrease	(-) 3.2%	(-) 68.7%	(-) 66.7%	(-) 69.0%
(For reference) Operating results for the previous year (from April 1, 2006 to March 31, 2007)	15,143	356	306	121

(2) Reasons for the adjustments:

The Company is aggressively conducting sales promotional activities towards the year-end and new-year selling season, the most significant in the industry. In its family entertainment-related business, in the meantime, the Company has launched new products vigorously and sales of products in the "idog" series are expected to increase favorably overseas. In its NEW content-related business, sales of "Dinosaur King D-Kids Adventure" series and "Bakugan" series, which have shown signs of having a success overseas, are expected to see favorable results. On the other hand, however, in its edutainment-related business, sales of intellectual training toys "Advanced PICO Beena" have been poor. In its family entertainment-related business, sales are expected to level off in Japan due to a delay in and the cancellation of the launch of some new products arising from production issues. In its other businesses, sales of AM equipment, toys in capsules, candy-toys and licenses are expected to fall below the initial projections. Consequently, net sales for the whole fiscal year under review are not expected to vary from the previous forecasts.

With regard to the whole-year profits, in the NEW content-related business, profits are expected to exceed the previous forecasts. However, due to poor sales in its edutainment-related business, as well as an increase in promotion costs attributable to the expansion of sales of entertainment toys for adults through a new channel in Japan and slimmer profit margins arising from an increase in overseas sales with lower margins, profits are expected to substantially fall below the initial projections. As a result, operating income and ordinary income are expected to amount to ¥193 million and ¥200 million, respectively. Net income is expected to amount to ¥96 million.

* The above forecasts of operating results are made based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -

(Translation)

November 2, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustments to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008 of the Company's Subsidiary (TMS Entertainment, Ltd.)

Notice is hereby given that TMS Entertainment, Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustments to the forecasts of its whole-year consolidated and non-consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was given at the time of publication of its financial statements on May 9, 2007, as described in the attachment hereto.

The adjustments will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

<Attached material: Press release of TMS Entertainment "Notice of Adjustments to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008">

-END-

(Translation)

November 2, 2007

Dear Sirs,

Name of Company:	TMS Entertainment, Ltd.
Name of Representative:	Masanori Koga, President and Representative Director
Code No:	3585
Listing Exchange:	Nagoya Stock Exchange 2nd Section
Further Inquiry:	Katsuhiro Yamada, Managing Director and Division Manager, Administration Division (TEL: 03-5325-9111)

Notice of Adjustments to the Forecasts of Whole-Year Operating Results (Consolidated/Non-Consolidated) for the Year Ending March 31, 2008

Notice is hereby given that TMS Entertainment, Ltd. (the "Company") has made adjustments to the forecasts of its whole-year operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was given at the time of publication of its financial statements on May 9, 2007, as described below:

Description

1. Adjustments to the forecast of the whole-year consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	17,430	1,910	1,900	1,000	¥23.50
Adjusted forecast (B)	16,230	1,660	1,700	1,000	¥23.50
Amount of increase or decrease (B-A)	(-) 1,200	(-) 250	(-) 200	-	-
Percent increase or decrease	(-) 6.9%	(-) 13.1%	(-) 10.5%	-	-
(For reference) Operating results for the year ended March 31, 2007	15,592	1,602	1,601	1,386	¥32.57

<Reasons for the adjustments>

Net sales are expected to decrease ¥1,200 million from the previous forecast due to a decrease in the number of theatrical films produced and stagnant overseas sales and sales of merchandising rights in its animation business, as well as a decrease in the number of facilities newly opened in its amusement business.

Due to such decrease in net sales as described above, operating income and ordinary income are expected to decrease ¥250 million and ¥200 million, respectively, from the previous forecast.

Net income, on the other hand, is expected to amount to the previous forecast due to a decrease in loss from disposition of game machines and equipment of its closed facilities, as well as a decrease in income tax expenses based on tax effect accounting.

2. Adjustment to the forecast of the whole-year non-consolidated operating results (from April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	17,000	1,820	1,840	960	¥22.56
Adjusted forecast (B)	16,030	1,580	1,650	960	¥22.56
Amount of increase or decrease (B-A)	(-) 970	(-) 240	(-) 190	-	-
Percent increase or decrease	(-) 5.7%	(-) 13.2%	(-) 10.3%	-	-
(For reference) Operating results for the year ended March 31, 2007	15,192	1,508	1,541	1,052	¥24.73

<Reasons for the adjustments>

Due to the same reasons for the adjustments to the forecast of the consolidated operating results, net sales, operating income and ordinary income are expected to decrease ¥970 million, ¥240 million and ¥190 million, respectively, from the previous forecast.

Net income, on the other hand, is expected to amount to the previous forecast due the same reasons for the adjustment to the forecast of the consolidated operating results.

* The above forecasts of operating results are made based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -

(Translation)

November 14, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Judgment on Action to Seek Decision Revocation (Patent No. 3708056)

Notice is hereby given that in relation to the action for damages filed against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), by Aruze Corp. ("Aruze") for alleged infringement of its two patent rights (Patent No. 3069092 and Patent No. 3708056), the Intellectual Property High Court rendered a judgment affirming the invalidation decision of the Japanese Patent Office in an action filed by Aruze to seek revocation of the decision with regard to Patent No. 3708056, as described below:

Description

1. Content of the judgment on the action to seek decision revocation:

The plaintiff's claim shall all be dismissed.
The costs of the action shall be borne by the plaintiff.

2. Related action for damages for infringement of the patent rights:

With regard to Sammy's drum-rotating game machines, Aruze has filed an action for damages based on Patent No. 3069092 and Patent No. 3708056.

Related product (Model)	Date of action filed	Current status
Hokuto-no-Ken	December 27, 2005	Filed with, and dismissed by, the Tokyo District Court (Amount of damages claimed: ¥21,000,000,000)
	June 4, 2007	Appealed to, and on trial at, the Intellectual Property High Court (Amount of damages claimed: ¥21,000,000,000)

3. Background:

(1)	December 27, 2005:	Aruze filed the action for damages for infringement of its patent rights with the Tokyo District Court.
(2)	March 1, 2006:	Sammy filed with the Japanese Patent Office a petition for a decision invalidating Patent No. 3708056.
(3)	October 17, 2006:	The Japanese Patent Office delivered a decision invalidating Patent No. 3708056.
(4)	November 13, 2006:	Aruze filed with the Intellectual Property High Court an action to seek revocation of the decision invalidating Patent No. 3708056 rendered by the Japanese Patent Office.
(5)	May 22, 2007:	The Tokyo District Court dismissed the action for damages for alleged infringement of patent rights filed by Aruze.
(6)	June 4, 2007:	Aruze appealed to the Intellectual Property High Court against the judgment of the Tokyo District Court.
(7)	November 14, 2007:	The Intellectual Property High Court dismissed the action filed by Aruze to seek revocation of the decision with regard to Patent No. 3708056 (affirming the invalidation decision of the Japanese Patent Office).

4. Future prospects

As described in paragraph 2 above, the action for damages for alleged infringement of the patent rights is currently on trial at the Intellectual Property High Court. The Company believes that the judgment of the court of first instance and the invalidation decision by the Japanese Patent Office will properly be reflected in the action.

The result of the appeal trail will be publicized as soon as it becomes available.

- END -

END